Exhibit (a)(1)(D)

To:	Holders of Lionsgate Stock Options and Share Appreciation Rights
From:	Adrian Kuzycz
Date:	April 9, 2020
Re:	Lionsgate Option/SAR Exchange Offer

The Compensation Committee of our Board of Directors has approved a voluntary stock option and share appreciation rights exchange offer. Under this program, you may elect to exchange certain of your outstanding stock options and share appreciation rights (“SARs”) granted by Lionsgate for a replacement award of stock options or SARs that covers fewer shares and has a reduced exercise price.

The following documents are attached to this e-mail:

•	An Offer Circular that describes the offer and gives you detailed information to help you make an informed decision.
•	A personalized Election Form and Release Agreement for you to complete, sign, date and return, if you decide to exchange your eligible options. (You must return your completed Election Form and Release Agreement by e-mail (PDF only) – see the Offer Circular for details.)
•	A blank form of Notice of Change of Election for use in case you file an Election Form and later decide you want to change your election.

The enclosed materials contain the terms and conditions of the offer. Because it may help you review the documents, I want to highlight some of the important elements of the offer:

•	The offer is available only to active employees of Lionsgate and our subsidiaries (other than our executive officers).
•	The awards that may be exchanged are options and SARs granted to you by Lionsgate (or granted by Starz and assumed by Lionsgate in its acquisition of Starz) that have an exercise price that is greater than (1) in the case of options and SARs for Class A Voting Shares, $17.09 per share, and (2) in the case of options and SARs for Class B Non-Voting Shares, $16.30 per share. You may not exchange any other options or SARs. Furthermore, if the exercise price of any options or SARs you tender is less than the per-share closing price of the applicable class of our common shares on the date the offer expires, those options and SARs will not be accepted for exchange in the offer.
•	If you are eligible, you may accept the offer with respect to any or all of your eligible options and SARs. As to any particular eligible award of options or SARs, you may elect to exchange all or no portion of that award. You may not elect to exchange only a portion of the award.

•	If you elect to exchange any eligible options or SARs, your exchanged options and SARs will terminate and be cancelled upon the expiration of the offer. They will not be reinstated even if you later change your mind.
•	In exchange for your cancelled options or SARs, we will grant you a replacement award of that same type (option or SAR) and that covers the same class of our common shares (Class A Voting or Class B Non-Voting). The number of shares covered by the replacement award will be determined by dividing the number of shares subject to the cancelled award by the exchange ratio that applies to the cancelled award as set forth beginning on page 5 of the Offer Circular. The exchange ratios have been calculated for each award with the intent that the fair value of your replacement award will be approximately 95% of the fair value of the award you exchanged. Because the exchange ratios were calculated as of April 9, 2020 and are based on our stock price at that time and other assumptions that Lionsgate has made, it is possible that the “value” of your cancelled award may be more than, less than, or equal to 95% of the “value” of the replacement award you will be granted in exchange for the cancelled award if you accept the offer.
•	The exercise price of your replacement award will be the closing price of the applicable class of our common shares on the date on which the offer expires. Your replacement award will be subject to a new vesting schedule of two (2) years (or, if longer, the remaining vesting period for your cancelled option). This means that you will be entitled to benefit from your replacement award only if you remain employed with Lionsgate or one of its subsidiaries through the vesting date. This is the case even if your eligible options or SARs were vested before the offer commences or become vested before the offer expires.

Please note that in all respects, the foregoing highlights of the offer are subject to the terms of the accompanying Offer Circular and other legal documents.

If you want to take advantage of the exchange offer, you must complete, sign, date and return the enclosed Election Form and Release so that we receive it by 11:59 p.m. Eastern Time on May 7, 2020. If you change your mind after filing your Election Form, you may change your election by filing a Notice of Change of Election, provided that we receive it by 11:59 p.m. Eastern Time on May 7, 2020. If you don’t want to exchange your options or SARs, you do not need to do anything – your awards will continue in accordance with their current terms. Although our Compensation Committee approved the offer, neither the Compensation Committee, nor our Board of Directors, nor any officer of Lionsgate is permitted to recommend, and none of them recommends, whether or not you should accept the offer.

This stock option and share appreciation rights exchange offer is a legal matter that requires every eligible employee to receive or have access to detailed information that will help you make an informed decision. Please take the time to review the documents included in this package. If, after reading these materials, you still have questions regarding the offer, you may contact the following:

Adrian Kuzycz

Executive Vice President and Associate General Counsel

e-mail: akuzycz@lionsgate.com

Scott Sweeney

Stock Plan Administrator

e-mail: ssweeney@lionsgate.com

Thank you for your prompt attention to this exchange offer. We hope that you will carefully review and consider the enclosed materials, and make an informed decision that is right for you.